Exhibit 99.1

Sapiens Selected for One of the Largest Digital Core Transformations in APAC by a Leading Non-Life Thailand-based Insurer

The implementation includes more than 90 products across personal and commercial lines, integrating more than 50 third-party systems and transforming underwriting, claims, channels, accounting and reinsurance processes

July 29, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that one of Thailand’s leading non-life insurers has selected Sapiens for its large-scale digital core transformation. Sapiens end-to-end solutions for non-life (general) insurance will transform the insurer’s 30-year-old legacy core through the implementation of Sapiens IDITSuite, Sapiens ReinsuranceMaster, Sapiens Intelligence and Sapiens DigitalSuite’s API layer.

Sapiens’ modern, open solutions ensure that the insurer stays ahead of the curve with straight through processing and automation capabilities that will enable the reduction of operational costs and allow for better underwriting and claims decisions. Moreover, the solution will accelerate product development and enable the launch of innovative products with speed through Sapiens unique product configuration engine. The solution will also enable the insurer to increase revenues by ramping up its partner ecosystem and opening new digital channels through the API layer. Sapiens Intelligence completes the comprehensive package by enabling quicker, more accurate data-based decision making.

“We are delighted to partner on this ambitious endeavor that will enable the insurer to achieve significant competitive advantage. They will be able to meet business goals quicker, enhance their customer experience and be ready for what the future holds,” said Roni Al-Dor, Sapiens president and CEO. “Our collaboration is further testament to our commitment in the region, to use local resources and meet local regulatory requirements – in Thailand and across Asia.”

An end-to-end commercial and personal lines solution, IDITSuite supports all core operations and processes for personal, commercial and specialty lines of business. Sapiens ReinsuranceMaster is a comprehensive business and accounting solution designed to support the entire range of reinsurance contracts and activities for all lines of business. Sapiens Intelligence is an out-of-the-box solution with a full industry standard data management model. Sapiens DigitalSuite is a flexible, component-based platform that allows insurers to simply achieve their goals and tailor their digital solutions to their needs, no matter where they are in their digital transformation process.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com.

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com